Byron F. Egan
(214) 953-5727
began@jw.com

December 17, 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 3-09

Attn:	Mr. Jeffrey Riedler
Assistant Director
c/o Mr. Gregory S. Belliston

Re:	GAINSCO, INC.
Second Amendment to Preliminary Proxy Statement on Schedule 14A
Filed December 10, 2004
File No. 1-09828

Ladies and Gentlemen:

On behalf of GAINSCO, INC., a Texas corporation (the “Company”), this letter is in response to the comments contained in the Staff’s letter dated December 15, 2004 (the “Comment Letter”) regarding the Second Amendment to Preliminary Proxy Statement on Schedule 14A filed December 10, 2004 (the “Second Amendment”).

The following responses indicate, where applicable, the additions or revisions that will be included in the definitive Proxy Statement on Schedule 14A in response to the Staff’s comments. The responses are numbered to correspond to the numbers assigned in the Comment Letter. We would be appreciative if the Staff could complete its review of this letter as quickly as possible.

SCHEDULE 14A

What are the U.S. Federal income tax consequences of the recapitalization to me? page 20

1. To explain the reasons KPMG’s tax opinion referenced at the bottom of page 20 of the Second Amendment and included therein as Appendix VIII is a “should” rather than a “will” opinion, the Company proposes to add the following paragraph following the last paragraph on page 20:

Securities and Exchange Commission
December 17, 2004

“KPMG is not aware of the particular circumstances of every GAINSCO shareholder, and the KPMG opinion is limited by the lack of actual knowledge about each particular shareholder’s circumstances. Accordingly, KPMG has opined as to what the tax consequences “should” be rather than what they “will” be. Each shareholder is urged to consult such shareholder’s own tax advisor about the potential tax consequences of the recapitalization transaction given such shareholder’s particular circumstances.”

To explain the reasons its tax opinion referenced on page 108 of the Second Amendment and included therein as Appendix IX is a “should” rather than a “will” opinion, the Company proposes to add the following paragraph following the last paragraph on page 108:

“The computations required under Section 382 require the use of values at different points in time for the equity securities of the taxpayer, which are not subject to determination with absolute accuracy, especially with respect to the various issues of preferred stock. Accordingly, the computations made that underlie the KPMG opinion make certain assumptions about the values of GAINSCO’s equity securities, which are based on the trading prices of the common stock at various times and on representations of management as to the value of the different classes of preferred stock. However, there is no guarantee the Internal Revenue Service will necessarily agree with such values. The underlying statutory provisions of Section 382 anticipate the computations will be made by disregarding the relative fluctuation in value between different classes of stock. There is no definitive guidance regarding the precise methodology for factoring out such fluctuations in value, and although the opinion of KPMG is based on a methodology that KPMG believes is appropriate, there can be no assurance that the Internal Revenue Service will agree with the methodology employed.” As a result of the foregoing, KPMG has opined that the recapitalization “should” not, rather than “will” not, trigger a Section 382 limitation.

Background of the Recapitalization, page 35

2. All references to the compensation consultant and its report will be deleted from the Company’s disclosure because the consultant has declined to consent to be named or to consent to the filing of its report.

9/30/04 FORM 10-Q

Interest Rate Risk, page 36

3. The Company intends to include information in its future periodic report filings responsive to this comment. If the disclosure had been included in the Company’s Form 10-Q Report for the quarter ended September 30, 2004, the Company advises that the disclosure would read as follows:

Securities and Exchange Commission
December 17, 2004

“The duration of the investment portfolio, all of which is available for sale and not for trading purposes, increased from 0.8 years at December 31, 2003 to 1.2 years at September 30, 2004. The Company’s market risks at September 30, 2004 have not materially changed from those identified at December 31, 2003.”

As we read Item 305(a) of Regulation S-K, the sensitivity analysis is only required as of the end of the latest fiscal year. That information has been and, according to Company management, will be included in the Company’s Annual Reports on Form 10-K.

* * *

We would appreciate the Staff’s prompt attention to this response. Please direct questions or requests to Byron F. Egan of Jackson Walker L.L.P. at (214) 953-5727.

Very truly yours,

Byron F. Egan

BFE:lh

cc:	Glenn W. Anderson